UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February, 2016
Commission File Number: 001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Cellectis S.A. (“Cellectis”) has appointed Mr. Eric Dutang as its Chief Financial Officer.  Mr. Dutang also joins the Executive and Management Committees of Cellectis.  Mr. Dutang succeeds Mr. Thierry Moulin.

Eric Dutang, 42, Certified Public Accountant in France, joined Cellectis as Deputy Chief Financial Officer in May 2015. Eric began his career as financial auditor with KPMG, first in Paris for five years and then in New York for two years. He worked for listed companies in France and the U.S. such as Vivendi, Veolia Environnement or Cablevision. He then became a member of the transactions and advisory teams in Paris for seven years where he carried out acquisitions / disposals for listed companies and private equity funds. After serving at KPMG, he worked on international business developments for French public listed groups, including Air Liquide and Thales. Eric holds a Master of Finance and Executive MBA from HEC Paris (France)/Babson Massachusetts (USA).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

February 18, 2016	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

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